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                             August 9, 2021

       Daniel Rice, IV
       Chief Executive Officer and Director
       Rice Acquisition Corp.
       102 East Main Street, Second Story
       Carnegie, PA 15106

                                                        Re: Rice Acquisition
Corp.
                                                            Amendment No. 2 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed July 29, 2021
                                                            File No. 001-39644

       Dear Mr. Rice, IV:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Proxy Statement filed July 29, 2021

       Financial Statements, page F-1

   1. We note your responses to prior comment 6 of our letter dated July 26, 2021 and to prior comment 8 of our letter
dated June 11, 2021 related to the determination of the
                                                        predecessor and
accounting acquirer. Tell us what consideration you have given to the presentation of the
financial statements of the Combined Company, Aria and Archaea in your future periodic
report to be filed on Form 10-K. In your response, please address the presentation format and
identify the periods of financial statements for each entity expected to be
presented in the Form 10-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Wei Lu,
Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff
 Daniel Rice, IV
Rice Acquisition Corp.
August 9, 2021
Page 2

Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-
3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                          Sincerely,
FirstName LastNameDaniel Rice, IV
                                                          Division of
Corporation Finance
Comapany NameRice Acquisition Corp.
                                                          Office of Energy &
Transportation
August 9, 2021 Page 2
cc:       Lanchi Huynh
FirstName LastName